

May 27, 2011

Mr. Carl T. Berquist
Executive Vice President and Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817

      Re: Marriott International, Inc.
             Form 10-K for the fiscal year ended December 31, 2010
             Filed February 18, 2011
             File No. 001-13881

Dear Mr. Berquist:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Lodging, page 36

1.   In future Exchange Act periodic reports, to the extent material, please provide a narrative discussion to explain the reasons for the variance in the company's occupancy and average daily rate disclosures from the current fiscal year as compared to the preceding fiscal year in accordance with Item 303(a)(3)(i) of Regulation S-K. Please also include disclosure of any material trends with respect to such metrics.

Liquidity and Capital Resources, page 57

2.   In future filings, please disclose, and discuss the reasons for, significant changes in types of capital expenditures and significant changes in capital expenditures overall. In addition, please include a discussion of expectations for future capital expenditures.

Item 8. Financial Statements and Supplementary Data

Summary of Significant Accounting Policies, page 70

3.   In future filings, please disclose your accounting policies related to cost capitalization. Please tell us, and disclose in future filings, the amounts of interest expense, salaries and related costs and other general and administrative costs that are capitalized each year, what activities these costs relate to, and what percentage of total salaries and related costs these costs represent.

Item 15. Exhibits and Financial Statement Schedules, page 115

4.   It appears that the schedules and exhibits for your amended and restated credit agreement, filed as exhibit 10.1, were not included when you filed that agreement originally. Please file the noted agreement, complete with the schedules or exhibits, in accordance with Item 601(b)(10) of Regulation S-K or tell us why the agreement is no longer material.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Daniel Gordon
Branch Chief